UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

STONERIDGE, INC.
(Exact name of the registrant as specified in its charter)

Ohio	001-13337
(State or other jurisdiction of incorporation)	(Commission file number)

39675 MacKenzie Drive, Suite 400, Novi, Michigan	48377
(Address of principal executive offices)	(Zip Code)

Matthew R. Horvath (248) 489-9300
(Name and telephone number, including area code of person to contact with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 - Conflict Mineral Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Stoneridge, Inc. (the “Company”) evaluated the product lines in its three reportable segments, and determined that some products it manufactured or contracted to manufacture in 2023 contained tantalum, tin, tungsten and/or gold, as defined by paragraph (d)(3) of Item 1.01 of Form SD, (collectively “Conflict Minerals”). These Conflict Minerals are necessary to the functionality or production of some Company products.
The Company conducted a reasonable good faith country of origin inquiry regarding Conflict Minerals included in parts sourced from our suppliers to determine whether these Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of Item 1.01 of Form SD, or arose from recycled or scrap sources. The Company has exercised due diligence on the source and chain of custody of its Conflict Minerals that conforms to the Organisation for Economic Cooperation and Development (“OECD”) Due Diligence Framework for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.
In accordance with paragraph (c) of Item 1.01 of Form SD, the Company’s Conflict Minerals Report (“CMR”) for the reporting period January 1, 2023 to December 31, 2023 is provided as Exhibit 1.01 hereto.
The CMR and Company’s Conflict Minerals Policy are publicly available at https://www.stoneridge.com/sustainability/. Information contained on the Company’s website is not part of, nor incorporated by reference into, this Form SD or the CMR.
Item 1.02 Exhibit
A copy of the Company’s CMR as required by Item 1.01 is filed as Exhibit 1.01 hereto.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure Report
Not Applicable.
Section 3 - Exhibits
Item 3.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Stoneridge, Inc.

Date: May 30, 2024	/s/ Matthew R. Horvath
Matthew R. Horvath
Chief Financial Officer and Treasurer
(Principal Financial Officer)